SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ): 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE FIFTY FITH ANNUAL GENERAL MEETING AND MINUTES OF THE ONE HUNDRED AND SEVENTY EIGHTH EXTRAORDINARY SHAREHOLDERS’ MEETING

1. PLACE: Rua Coronel Dulcídio 800, Curitiba - State of Paraná. 2. DATE AND TIME: April 27, 2010 at 2:30 pm. 3. CALL NOTICE: The call notice was published in the newspapers “Diário Oficial do Estado do Paraná”, "Diário Comércio, Indústria & Serviços” de São Paulo and "Gazeta do Povo". 4. QUORUM: 88.68% (eighty-eight point six eight percent) of the voting shares, and 62.16% (sixty-two point sixteen percent) of the preferred shares. 5. PRESIDING BOARD: SILMARA BONATTO CURUCHET - Chairman; RONALD THADEU RAVEDUTTI - CEO of Copel and Executive Secretary of the Company’s Board of Directors; MARLOS GAIO - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN: ANNUAL GENERAL MEETING:

     ITEM 1 – Approved, by unanimous vote, the Annual Management Report, balance sheet and other financial statements for the fiscal year 2009;

     ITEM 2 – Approved, by a majority vote, the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2009 of R$ 1,026,433,358.09 corresponding to R$ 3.7508 per share of the paid-in capital stock and distributred as follows: a) R$ 51,321,667.90 equivalent to 5% of net income, to the constitution of the Legal Reserve; b) R$ 230,000,000.00 to the payment of interest on equity, partially substituting the minimum mandatory dividends and in accordance to decision already taken on the 128th Annual Meeting of the Board of Directors, of March 17, 2010; of which R$ 168 million has already been declared and paid on December 07, 2009, the remaining R$ 62 million to be paid as follows: R$ 0.21556 per common share (ON); R$ 0.85756 per class A preferred share (PNA); and R$ 0.23706 per class B preferred share (PNB); c) R$ 19,458,820.97 complementing the minimum mandatory dividends, to be paid as follows: R$ 0.06784 per common share (ON); R$ 0.12713 per class A preferred share (PNA); and R$ 0.07463 per class B preferred share (PNB); d) R$ 725,652,869.22, corresponding to the remaining net income for the year, to be allocated to Retained Earnings; e) R$ 64,350,422.26, to be paid to employees by the Wholly Owned Subsidiaries as their share of profits from the productivity-based bonus scheme. Net income will be distributed in up to 60 (sixty) days as of the date of this Meeting, to those shareholders registered as such on this date (April 27, 2010). Copel’s shares will be traded ex-dividends and ex-interest on equity as of April 28, 2010 inclusive.

     ITEM 3 – Elected the following individuals to the Fiscal Council for the 2010/2011 term: a) as effective members: Osmar Alfredo Kohler, Wilson Portes, Heron Arzua; Massao Fabio Oya; and Murici dos Santos; and b) as alternates: Moacir José Soares, Serafim Charneski and Maurílio Leopoldo Schmitt; the remaining alternates to be elected by a future General Meeting.

     ITEM 4 – Approved, by a majority vote, total annual compensation, including charges, for management and members of the Audit Board in the amount of R$ 7,600,000.00 for fiscal year 2010.

     EXTRAORDINARY SHAREHOLDERS’ MEETING:

     ITEM 1 – Unanimously approved Management’s Proposal for an Increase in the Company’s Capital Stock through the incorporation of capital eserves in the amount of R$ 838,339,894.32 and retained earnings related to fiscal years 2005, 2006 and part of 2007 in the amount of R$ 1,611,660,105.68, since these amounts have already been transferred to permanent assets, raising the Company’s Capital Stock from R$ 4,460 million to R$ 6,910 million, with the amendment to the caput of Article 4 of the Company’s Bylaws as a result of the capital increase and the exercise of the prerogative envisaged in paragraph 1 of Article 7 of said Bylaws, due to the conversion of PNA shares into PNB shares at the request of the shareholders. 7. SIGNATURES: SILMARA BONATTO CURUCHET – Representative of the State of Paraná Government and Chairman of the Meeting; RONALD THADEU RAVEDUTTI – Executive Secretary of the Board of Directors and CEO of Copel; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council; JOSE RICARDO FARIA GOMEZ - Deloitte Touche Tohmatsu; IGOR PINHEIRO MOREIRA - BNDES PARTICIPAÇÕES S.A.; EVELYN REGIANE DIOGO - THE BANK OF NEW YORK ADR DEPARTMENT; ANALI PENTEADO

BURATIN - ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ASCENCION HEALTH; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BRANDES EMERGING MARKETS EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; CITY OF FRESNO RETIREMENT SYSTEMS; CITY OF PHIL PUBLIC EMPLOYEES RETIREMENT SYSTEM; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PEN PUBLIC S E RETIREMENT SYSTEM; DUPONT PENSION TRUST; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS STR INSIGHTS NON-LENDABLE FUND; EMERGING MARKETS STR INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY F - I TRUST: FID S GLOBAL EX U.S. INDEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA; GORDON E. AND BETTY I. MOORE FOUNDATION; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ING MFS UTILITIES PORTFOLIO; INSTITUTIONNEL 3 D; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; JOHN H FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN H TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK T INT EQUITY INDEX TRUST B;JOHN HANCOCK TRUST UTILITIES TRUST; LAUDUS ROSENBERG INTL DISCOVERY FUND; LINCOLN VARIABLE I PRO TRUST - LVIP SSGA E M 100 FUND; MFS VARIABLE I TRUST II - MFS UTILITIES PORTFOLIO; MICROSOFT GLOBAL FINANCE; MONETARY AUTHORITY OF SINGAPORE; MUNICIPAL E ANNUITY AND BENEFIT FUND OF CHICAGO; NATIONAL PENSION SERVICE; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NORTHERN TRUST NON-UCITS COMMON C FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; PENSIONSKASSERNES ADMINISTRATION A/S; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; RAYTHEON COMPANY MASTER TRUST; RUSSEL INVESTMENT COMPANY EMERGING MARKETS FUND; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; STATE OF CAL PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF COM RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD; STATE OF WIN INVESTMENT BOARD MASTER TRUST; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF R OF THE UNIVERSITY OF TEXAS SYSTEM; THE BOSTON C EMERGING MARKETS CORE EQT FUND; THE FORD FOUNDATION; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER T B OF JAPAN LTD RE MTBC 400035147; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; UAW RETIREE MEDICAL BENEFITS TRUST ; UNITED TECH CORPORATION MASTER RETIREMENT TRUST; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD T W ST I FUND, A SERIES OF V I EQ INDEX FUNDS; WELLINGTHON MANAGEMENT POTTFOLIOS (DUBLIN) P.L.C; WELLINGTHON TRUST COMPANY N.A; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P.; UNIBANCO ENERGIA FIA; CREDIT AGRICOLE ASSET MANAGEMENT; MFS UTILITIES FUND; NORGES BANK; VANGUARD INVESTMENT SERIES, PLC ; RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS M TRUST; VANGUARD TOTAL INTER STOCK INDEX FUND, A S OF V STAR FUNDS; FRANKLIN TEMPLETON INVESTMENTS FUNDS; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; AUSTRALIAN REWARD INVESTMENT ALLIANCE; PRIMA INVESTMENTS LLC; SKOPOS MASTER; SKOPOS FUND LLC; SKOPOS HG BRK FUND LLC; SKOPOS CARDEAL FIA; SKOPOS GREY CITY LLC; MARLOS GAIO, Secretary

The full text of the Minutes of the 55ª Annual General Meeting and 178ª Extraordinary Shareholders Meeting was recorded on pages 025 to 033 of Book no. 10, of Companhia Paranaense de Energia – COPEL, registered at the Commercial Registry of the State of Paraná under no. 08/167840-1 on July 16, 2008.

MARLOS GAIO
Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.